February 21, 2006




Branch Chief - Legal
Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Alanco Technologies, Inc. ("Alanco" or "Company")
         Registration Statement on Form S-3
         Filed January 19, 2006
         File No. 333-131140

         Form 10-KSB for the fiscal year ended June 30, 2005
         Form 10-QSB for the quarter ended September 30, 2005
         Form 10-QSB for the quarter ended December 31, 2005
         File No. 0-09347

To Whom It May Concern:

Alanco received a comment letter, dated February 15, 2006, pertaining to a review by the SEC of our Form S-3 filed on January 19, 2006. In addition to the Form S-3, the comments referenced Form 10-KSB and Forms 10-QSB indicated above. We have attached a marked copy of our amended Form S-3 modifying our disclosures as requested.

Presented below are the SEC comments specified in the February 15, 2006 letter and, in italic, the Company's response or proposal to resolve deficiencies noted:

Form S-3
--------

General
-------

     1. We note your description of the shareholder rights plan on page 20. Please revise your fee table and other disclosure, as appropriate, to register the rights as separate securities along with your Class A common stock. See CF Telephone Interpretations Manual, Section H.27. You should have counsel amend exhibit 5.1 to provide a legality opinion for the rights. Counsel should opine that the rights are the binding obligation of the Company.

         Comment - The Company has modified the Form S-3 filing, revising the fee table and other disclosures to register the rights as separate securities. In addition, counsel has amended exhibit 5.1 to provide a legality opinion for the rights.

Part II
-------

     2. In addition to the changes requested above, please revise this exhibit to clarify the specific number of outstanding shares of common stock (i.e. 1,975,000) for which the opinion is provided. Subject to appropriate assumptions regarding compliance of future issuance with the terms of convertible securities or the terms of outstanding warrants, also state your opinion concerning the 5,908,262 shares not yet issued.

         Comment - The exhibit has been revised as requested.

Form 10-KSB for the fiscal year ended June 30, 2005
---------------------------------------------------

Item 8A.Disclosure Controls and Procedures
------------------------------------------

Evaluation of Disclosure Controls and Procedures, page 38
---------------------------------------------------------

     3. We note your disclosure that your "Based on various evaluations of the Company's disclosure controls and procedures, some of which occurred during the 90 days prior to the filing date of this report, the Chief Executive and Chief Financial Officers believe that these controls and procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required periods" (emphasis added). However, Rule 307 of Regulation S-B requires management to evaluate your disclosure controls and procedures as defined in Rule 13a-15(e) of the exchange act. Please tell us whether your CEO and CFO evaluated your disclosure controls and procedures and determined that, as of the final period covered by the date of the report, they were "effective." This comment also applies to your Item 3 disclosure in your Form 10-QSB for the quarters ended September 30 and December 31, 2005. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

         Comment -Alanco Management has reviewed your comments relative to Rule 307 of Regulation S-B and will take the comments into consideration in preparing our future Item 308(c) disclosure.

     4. We also note your disclosure that "Since the date of the most recent evaluation of the Company's internal controls by the Chief Executive and Chief Financial Officers, there have been no significant changes in such controls or in other factors that could have significantly affected those controls, including any corrective actions with regard to significant deficiencies and material weaknesses" (emphasis added). Please note that Item 308 (c) of Regulation S-B requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended June 30, 2005, there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. This comment also applies to your Item 3 disclosure in your Form 10-QSB for the quarter ended September 30 and December 31, 2005. Please confirm that you will take this comment into consideration in preparing your future Item 308(c) disclosure.

         Comment - The Company's Chief Executive and Chief Financial Officers have concluded that during the fourth quarter of the fiscal year ended June 30, 2005 and the quarters ended September 30 and December 31, 2005, there were no changes to the Company's internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Your comments relative to this disclosure will be appropriately considered in all future filings.


If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.


Sincerely,

/s/John A. Carlson                           /s/Adele Mackintosh

John A. Carlson                              Adele Mackintosh
Executive VP & CFO                           Corporate Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ALANCO TECHNOLOGIES, INC.

                 (Exact name of registrant specified in charter)



                    Arizona                          86-0220694
                    -------------------------------------------
             (State or other jurisdiction of       (I.R.S. Employer
             Incorporation or organization)       Identification No.)



                          15575 North 83rd Way, Suite 3
                            Scottsdale, Arizona 85260
                                 (480) 607-1010
          (Address and telephone number of principal executive offices)


                               Robert R. Kauffman
                             Chief Executive Officer
                            Alanco Technologies, Inc.
                          15575 North 83rd Way, Suite 3
                            Scottsdale, Arizona 85260
                                 (480) 607-1010
            (Name, address and telephone number of agent for service)

                                 With a Copy to:

                               Steven P. Oman, Esq.
                           10446 N. 74th Street, Suite 130
                             Scottsdale, Arizona 85258



APPROXIMATE  DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:  FROM TIME TO TIME AFTER THE  EFFECTIVENESS OF THIS REGISTRATION
STATEMENT

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                          CALCULATION OF REGISTRATION FEE


     Title of each                          Proposed
  class of securities    Amount to be    maximum aggregate      Amount of
   to be registered       Registered     offering price (1)  registration fee
   ----------------      ------------   ------------------   ----------------



Class A Common Stock      7,883,262          $0.65              $548.28

Rights attached to above
shares of Class A Common
Stock Under Shareholder
Rights Plan  (2)          7,883,262          $0.00                --



(1) Calculated for purposes of this offering under Rule 457(c) under the Securities Act of 1933 using the average of the high and low sales prices for the Company's Class A Common Stock on the NASDAQ Capital Market as of January 13, 2006.


(2) Each share of the Company's Class A Common Stock has a Right attached to it in accordance with the Company's Shareholder Rights Plan (more fully described on page 20 of this Prospectus). These Rights are also being registered in this Prospectus.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED January 19, 2006


PROSPECTUS

                            ALANCO TECHNOLOGIES, INC.
                    7,883,262 Shares of Class A Common Stock

                      And the Rights Attached to the Shares


THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5 FOR INFORMATION THAT YOU SHOULD CONSIDER.

This prospectus is being used in connection with offerings from time to time by some of our stockholders. We issued the shares offered in this prospectus to the selling stockholders in connection with private placement financings completed in 2005 and 2006, extension of a line of credit agreement, execution of a technology license and OEM distribution agreement, and payment for consulting services. We also issued shares of Series A and Series B Convertible Preferred Stock as payment of declared dividends "in-kind". The shares of the Company's Class A Common Stock that the Series A and Series B Convertible Preferred Stock may be converted in to are also offered by this prospectus. We expect that sales of shares of Class A Common Stock under this prospectus will be made

     o   in broker's transactions;

     o   in transactions directly with market makers; or

     o   in privately negotiated sales or otherwise.

The selling stockholders will determine when they will sell their shares, and in all cases they will sell their shares at the current market price or at negotiated prices at the time of the sale. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, concessions, or brokerage commissions associated with the sale of their shares of Class A Common Stock. The selling stockholders and the brokers and dealers that they utilize may be deemed to be "underwriters" within the meaning of the securities laws, and any commissions received and any profits realized by them on the sale of shares may be considered to be underwriting compensation. See "Plan of Distribution."

The selling stockholders beneficially own all 7,883,262 shares of Class A Common Stock. We will not receive any part of the proceeds from the sale of the shares. The registration of the shares on behalf of the selling stockholders, however, does not necessarily mean that any of the selling stockholders will offer or sell their shares under this registration statement, or at any time in the near future.

Our Class A Common Stock is listed on the NASDAQ Capital Market, or NASDAQ, under the symbol "ALAN." On January 13, 2006, the last sale price of our Class A Common Stock on NASDAQ was $0.67 per share.

You should read this prospectus and any prospectus supplements carefully before deciding to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

              The date of this prospectus is _______________, 2006.


                                TABLE OF CONTENTS

                                                                        Page


     Summary                                                             5

     Risk Factors                                                        5

     Safe Harbor Statements Under the Private Securities
         Litigation Reform Act of 1995                                   9

     Issuance of Securities to Selling Stockholders                      9

     Use of Proceeds                                                    10

     Plan of Distribution                                               11

     Selling Stockholders                                               12


     Description of Securities                                          18


     Legal Matters                                                      21


     Experts                                                            22

     Where You Can Find More Information                                22


     Information Incorporated by Reference                              22

                                     SUMMARY

         The following summary does not contain all of the information that may be important to purchasers of our Class A Common Stock. Prospective purchasers of Class A Common Stock should carefully review the detailed information and financial statements, including notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.

                                   The Company

Our company, Alanco Technologies, Inc., together with our subsidiaries, is a provider of advanced information technology solutions. Our operations at the end of fiscal 2005 (June 30, 2005) were diversified into two reporting business segments including: (i) design, production, marketing and distribution of RFID tracking technology, and (ii) manufacturing, marketing and distribution of data storage products.

Effective June, 2002, we acquired radio frequency identification (RFID) tracking technology through the acquisition of the operations of Technology Systems International, Inc., a Nevada corporation. We continue to participate in the data storage market through two wholly-owned subsidiaries: Arraid, Inc., a manufacturer of proprietary storage products to upgrade older "legacy" computer systems; and Excel/Meridian Data, Inc., a manufacturer of network attached storage systems for mid-range organizations.

Our principal executive offices are located at 15575 North 83rd Way, Suite 3, Scottsdale, AZ 85260, and our telephone number is (480) 607-1010.

                                  The Offering


Securities offered by the
     Selling Shareholders............. 7,883,262 shares of Class A Common Stock and  7,883,262 Rights attached to the
                                       Class A Common  Stock under the
                                       Shareholder Rights Plan


Class A Common Stock currently
     outstanding...................... 30,395,227 shares (1)

Use of proceeds....................... We will not receive any of the proceeds of sales of Class A Common Stock by the
                                       Selling  Shareholders.  We may, however,
                                       receive  proceeds from the exercise of
                                       certain rights held by some of the
                                       Selling  Shareholders  under stock
                                       options  or warrants to purchase
                                       Class A Common Stock from us if that is
                                       the origin of shares sold by those
                                       Selling Shareholders.

Risk Factors.......................... Prospective  purchasers should carefully consider the factors discussed under
                                       "Risk Factors."

NASDAQ symbol..........................ALAN

(1) Excludes (i) 9,500,000 shares of Class A Common Stock reserved for issuance upon exercise of stock options outstanding as of January 19, 2006; (ii) 1,523,250 shares reserved for issuance upon the exercise of stock options that may be granted in the future under our stock option plans; (iii) 5,807,500 shares reserved for issuance upon exercise of outstanding warrants; (iv) 8,841,384 shares reserved for issuance upon conversion of the Series A Convertible Preferred Stock; and (v) 905,996 shares reserved for issuance upon conversion of the Series B Convertible Preferred Stock.

                                  RISK FACTORS

An investment in Alanco involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether or not to purchase the shares of Class A Common Stock offered under this prospectus. These matters should be considered in conjunction with the other information included or incorporated by reference in this prospectus. This prospectus contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this prospectus, including the information set out below, identifies important factors that could cause such differences. See "Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995."

TSI acquisition. We acquired the business and assets of Technology Systems International, Inc. ("TSI") effective June 2002, creating the Company's RFID Technology segment. During fiscal 2005, we changed the name of Technology Systems International, Inc. to Alanco/TSI PRISM, Inc. ("ATSI"). The following risks are relevant with respect to the acquisition:

0 We are projecting significant revenue growth from sales of the TSI PRISM tracking system in the corrections market. We do not have experience in the corrections market, and there is no certainty that we will be able to capture the required market share for ATSI to achieve its anticipated financial success. The TSI PRISM system is currently being marketed to the corrections market as a prison management tool and officer safety system. Although there are other officer monitoring systems being marketed to the corrections industry, the TSI PRISM system is currently the only system, to the best of our knowledge, that is able to continuously (every two seconds) monitor the location of both officers and prisoners, both inside and outside of buildings. There is no certainty that the corrections industry will adopt this technology broadly enough for us to reach our marketing projections.

O Our TSI PRISM technology is reliant on key personnel who developed and understand the technology. The loss of the services of those key technology personnel could have an adverse effect on the business, operating results and financial condition of our company.

O See Legal Matters for a discussion of a legal suit filed in connection with our acquisition of the operations of TSI.

We are subject to the budget constraints of the governmental agencies purchasing TSI PRISM systems, which could result in a significant decrease in our anticipated revenues. We cannot assure you that such governmental agencies will have the necessary revenue to purchase the systems even though they may want to do so. The funds available to governmental agencies are subject to various economic and political influences. Even though the TSI PRISM system may be recommended for purchase by corrections facility managers, the governmental agency responsible for the facility may not have sufficient budget resources to purchase the system. As of the date of this filing, the Company has no significant TSI PRISM sales backlog as defined by unfulfilled signed contracts.

General economic conditions. Both our RFID Technology and our Data Storage segment rely on a strong economy to support technology spending by our customers. Our Data Storage segment sells systems designed to upgrade and enhance older legacy computer systems as well as network attached storage systems to mid-sized network users. Previous deterioration in general economic conditions resulted in reduced spending by our customers for technology in general, including the products sold by us. We have the ability to reduce overhead to assist in offsetting our reduced sales volume; however, if the economic conditions were to deteriorate, we could experience a material adverse impact on our business, operating results, and financial conditions. See previous section discussing the budget constraints of our government customers.

Acts of domestic terrorism and war have impacted general economic conditions and may impact the industry and our ability to operate profitably. On September 11, 2001, acts of terrorism occurred in New York City and Washington, D.C. On October 7, 2001, the United States launched military attacks on Afghanistan, and in 2003 launched military attacks on Iraq with ongoing operations in both areas. As a result of those terrorist acts and acts of war, there has been a disruption in general economic activity. There may be other consequences resulting from those acts of terrorism, and any others which may occur in the future, including civil disturbance, war, riot, epidemics, public demonstration, explosion, freight embargoes, governmental action, governmental delay, restraint or inaction, quarantine restrictions, unavailability of capital, equipment, personnel, which we may not be able to anticipate. These terrorist acts and acts of war may impact the economy, and in turn, reduce the demand for our products and services, which would harm our ability to make a profit. Also, as federal dollars are redirected to military efforts, they may not be available for the purchase of new federal prison monitoring systems. We are unable to predict the long-term impact, if any, of these incidents or of any acts of war or terrorism in the United States or worldwide on the U.S. economy, on us or on the price of our stock.

Future capital and liquidity needs; Uncertainty of proceeds and additional financing. The Company incurred significant losses during fiscal year 2005 and has experienced significant losses in prior years. Although management cannot assure that future operations will be profitable or that additional debt and/or equity capital will be raised, we believe that, based on our fiscal 2006 operating plan, cash flow will be adequate to meet our anticipated future requirements for working capital expenditures, scheduled lease payments and scheduled payments of interest on our indebtedness. We will need to materially reduce expenses, or raise additional funds through public or private debt or equity financing, or both, if the revenue and cash flow elements of our 2006 operating plan are not met. If additional funds are raised through the issuance of equity securities, the percentage ownership of the then current shareholders of the company will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of Class A Common Stock. If we need to seek additional financing to meet working capital requirements, there can be no assurance that additional financing will be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our business, operating results, financial condition and ability to continue operations will be materially adversely affected.

Recent losses; Fluctuations in operating results. We had a consolidated loss from operations of $4,311,700 for the fiscal year ending June 30, 2005, and a consolidated loss from operations of $3,435,700 for the fiscal year ending June 30, 2004. In addition, our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. We anticipate that our future financial performance will be significantly impacted by our marketing efforts concerning the TSI RFID technology. As a result, our past quarterly operating results should not be used to predict future performance.

Intellectual property. Our primary business strategy is to develop the ATSI business opportunity. The long-term success of this strategy depends in part upon the ATSI intellectual property acquired. Third parties may hold United States or foreign patents which may be asserted in the future against the ATSI technology, and there is no assurance that any license that might be required under such patents could be obtained on commercially reasonable terms, or otherwise. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

Despite our efforts to safeguard and maintain our proprietary rights both in the United States and abroad, there can be no assurance that we will be successful in doing so or that the steps taken by us in this regard will be adequate to deter infringement, misuse, misappropriation or independent third-party development of our technology or intellectual property rights or to prevent an unauthorized third party from copying or otherwise obtaining and using our products or technology. Litigation may also become necessary to defend or enforce our proprietary rights. Any of such events could have a material adverse effect on our business, operating results and financial condition.

Dependence on key personnel. Our performance is substantially dependent on the services and performance of our executive officers and key employees. The loss of the services of any of our executive officers or key employees could have a material adverse effect on our business, operating results and financial condition. Our future success will depend on our ability to attract, integrate, motivate and retain qualified technical, sales, operations and managerial personnel. None of our executive officers are bound by an employment agreement or covered by key-man insurance.

Competition. Although early in the market development cycle, the TSI PRISM business/technology has no current, identified direct competitors. However, it can be expected that if, and to the extent that, the demand for the ATSI technology increases, the number of competitors will likely increase. Increasing competition could adversely affect the amount of new business we are able to attract, the rates we are able to charge for our services and/or products, or both.

Relative to our data storage businesses, we operate in a very competitive environment, competing against numerous other companies, many of whom have greater financial resources and market position than we do.

Possible exercise and issuance of options and warrants may dilute interest of shareholders. As of the date of this prospectus, options to purchase 9,500,000 shares of our Class A Common Stock were outstanding, and the weighted average exercise price of such options was $0.82. Additionally, warrants to purchase 5,807,500 shares of our Class A Common Stock were outstanding, and the weighted average exercise price of such warrants was $0.97. To the extent that any stock options currently outstanding or granted in the future are exercised, dilution to the interests of our shareholders may occur.

NASDAQ Listing. Our Class A Common Stock currently trades on the NASDAQ Capital Market under the symbol "ALAN." However, there can be no assurance that an active trading market in our Class A Common Stock will be available at any particular future time.

In February of 2005, we received notification from NASDAQ indicating that due to the failure of the Company to maintain the minimum $1.00 per share requirement, its securities were subject to delisting from the NASDAQ Small Cap Market. In April of 2005, we received a letter from NASDAQ stating that the closing bid price of the Company's common stock had been at $1.00 per share or greater for at least 10 consecutive trading days and the Company had regained compliance. However, in August 2005, we again received notification from NASDAQ indicating that due to the failure of the Company to maintain the minimum $1.00 per share requirement, its securities were subject to delisting from the NASDAQ Small Cap Market. In accordance with Marketplace Rule 4310(c) (8) (D), the Company has been given 180 calendar days to comply with the Rule. If compliance with this Rule cannot be demonstrated by January 31, 2006, NASDAQ officials will determine whether the Company meets the NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310 (c), except for the bid price requirement. If the Company meets the initial listing criteria, the Company will be notified that it has been granted an additional 180 calendar days to meet the $1.00 minimum bid price requirement. If the Company is not eligible for an additional compliance period, we will receive written notification that our securities will be delisted. At that time, we may appeal Staff's determination to delist our securities to a listing qualifications panel.

While realizing the importance of our NASDAQ listing and the effect its loss could have on the price and liquidity of our Common Stock, we received approval from our Shareholders at our Annual Meeting of Shareholders held on December 22, 2003, for a proposal authorizing a reverse split to be effected only if necessary to maintain our NASDAQ listing. This authorization, which remains in effect until December 31, 2006, will allow our Board of Directors to effect up to a one for ten reverse split if it becomes necessary to maintain our NASDAQ listing. The Proxy Statement for our Annual Shareholders Meeting to be held on January 20, 2006, includes a similar proposal to extend the deadline until December 31, 2008, for authorization to allow our Board of Directors to effect up to a one for ten reverse split if necessary to maintain our NASDAQ listing.

Payment of dividends. We do not anticipate that we will pay cash dividends on our Class A Common Stock in the foreseeable future. The payment of dividends by us will depend on our earnings, financial condition, and such other factors, as our Board of Directors may consider relevant. We currently plan to retain earnings to provide for the development of our business.

Our articles of incorporation and Arizona law may have the effect of making it more expensive or more difficult for a third party to acquire, or to acquire control, of us. Our articles of incorporation make it possible for our Board of Directors to issue preferred stock with voting or other rights that could impede the success of any attempt to change control of us. Arizona law prohibits a publicly held Arizona corporation from engaging in certain business combinations with certain persons, who acquire our securities with the intent of engaging in a business combination, unless the proposed transaction is approved in a prescribed manner. This provision has the effect of discouraging transactions not approved by our Board of Directors as required by the statute which may discourage third parties from attempting to acquire us or to acquire control of us even if the attempt would result in a premium over market price for the shares of common stock held by our stockholders.

Certain provisions in our shareholder rights plan may discourage a takeover attempt. We have implemented a shareholder rights plan which could make an unsolicited takeover of our company more difficult. As a result, shareholders holding a controlling block of shares may be deprived of the opportunity to sell their shares to potential acquirers at a premium over prevailing market prices. This potential inability to obtain a premium could reduce the market price of our common stock.

The market price of our Class A Common Stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

     o   progress of our products through development and marketing;

     o announcements of technological innovations or new products by us or our competitors;

     o government regulatory action affecting our products or competitors' products in both the United States and foreign countries;

     o   developments or disputes concerning patent or proprietary rights;

     o   actual or anticipated fluctuations in our operating results;

     o   the loss of key management or technical personnel;

     o   the loss of major customers or suppliers;

     o   the outcome of any future litigation;

     o   changes in our financial estimates by securities analysts;

     o general market conditions for emerging growth and technology companies;

     o   broad market fluctuations;

     o   recovery from natural disasters; and

     o   economic conditions in the United States or abroad.

Future sales of our Class A Common Stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. For example, the availability of the shares covered by this S-3 registration statement for sale, or of common stock by our existing stockholders under Rule 144, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

                    SAFE HARBOR STATEMENTS UNDER THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1995

This prospectus includes "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Securities Exchange Act of 1934 and the Securities Act of 1933 apply to forward-looking statements made by us. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negatives or variations of these terms, and other comparable terminology. In addition, any statements discussing strategy that involve risks and uncertainties are forward-looking.

Forward-looking statements involve risks and uncertainties, including those risks and uncertainties identified in the section of this prospectus beginning on page 5 titled "Risk Factors" and those risks and uncertainties identified elsewhere in, or incorporated by reference into, this prospectus. Due to these risks and uncertainties, the actual results that we achieve may differ materially from these forward-looking statements. These forward-looking statements are based on current expectations. In preparing this prospectus, we have made a number of assumptions and projections about the future of our business. These assumptions and projections could be wrong for several reasons including, but not limited to, those factors identified in the "Risk Factors" section.

You are urged to carefully review and consider the various disclosures that we make in this prospectus, any subsequent prospectus supplements and in our other reports filed with the SEC. These disclosures attempt to advise interested parties of the risk factors that may affect our business.

               ISSUANCE OF SECURITIES TO SELLING SHAREHOLDERS


The Class A common stock subject to this prospectus relates to securities issued by us to the selling shareholder pursuant to a number of separate transactions. We agreed in each of these transactions to file a registration statement, of which this prospectus is a part, to register the resale of the securities issued by us in these transactions. All of the shares of Class A common stock covered by this prospectus were "restricted securities" under the Securities Act prior to this registration. Each of the shares of Class A Common Stock includes a Right under the Shareholder Rights Plan that is also being registered in this Prospectus. The transactions under which the securities were issued are described in the following paragraphs.


The first transaction involves issuance of a warrant to purchase 75,000 shares of Class A Common Stock at an exercise price of $0.90 per share to The Anderson Family Trust, a lender who established a revolving credit facility for the Company in June 2002. This prospectus covers the resale of the 75,000 shares of Class A Common Stock underlying the warrant, which was granted to the lender in March 2005 in consideration for amending the line of credit agreement. The Third Amendment to the Loan and Security Agreement was filed as Exhibit 99.1 to our Form 8-K filed with the SEC on March 28, 2005.

The second transaction involves the issuance of Class A Common Stock and warrants to purchase additional shares of Class A Common Stock in connection with a Technology License and OEM Distribution Agreement executed in March 2005 and extended in December 2005 with AeroScout, Inc. AeroScout, Inc. is a developer of RFID real-time location services technology ("RTLS Technology") utilizing 2.4 GHz wireless networking standards. A total of 400,000 shares of common stock, plus warrants to purchase 500,000 shares of our common stock at an exercise price of $1.00 per share, were issued in exchange for an AeroScout licensing agreement granting us exclusive use in the corrections industry of their RTLS Technology. This prospectus includes a total of 900,000 shares of Class A Common Stock issued in connection with this agreement, including the shares of common stock underlying the warrants.

The third transaction involves the issuance of warrants to purchase a total of 855,000 shares of Class A Common Stock at an exercise price of $0.95 to a group of private investors in June 2005. The warrants were granted to the investors in consideration for exercising warrants in June 2005, which otherwise would have expired, at an exercise price of $1.00, which was above the current market price. The original exercised warrants were issued in January 2002 in connection with a private offering completed in December 2001. This prospectus includes the 855,000 shares of common stock underlying the warrants.

The fourth transaction involves the issuance of 2,512 shares of our Series B Convertible Preferred Stock to one private investor as payment in kind for dividends declared. Each share of our Series B Convertible Preferred Stock is convertible into 13 shares of Class A Common Stock. Our S-3 Registration Statement effective on December 11, 2002, included the original 50,000 shares of Series B Convertible Preferred Stock purchased by the investor, plus a total of 17,180 shares issued as dividends. As of October 20, 2005, a total of 19,692 Series B Preferred dividend shares have been issued. This prospectus covers resale of the 32,656 shares of Class A Common Stock into which the remaining 2,512 preferred dividend shares are convertible.

The fifth transaction involves the issuance of 597,702 shares of our Series A Convertible Preferred Stock to a group of private investors as payment in kind for dividends declared from January 2004 through July 2005. Each share of our Series A Convertible Preferred Stock is convertible into 3 shares of Class A Common Stock. The original Series A Convertible Preferred Stock purchased in the June and July 2003 private offering were registered under our S-3 Registration Statement effective on December 11, 2003. This prospectus covers resale of the 1,793,106 shares of Class A Common Stock into which the 597,702 dividend shares are convertible.

The sixth transaction involves the issuance of warrants to purchase a total of 700,000 shares of Class A Common Stock at an exercise price of $1.00 per share to a group of private investors in August 2005. The warrants were issued to the private investors in August 2005 in consideration for exercising warrants in August 2005, which otherwise would have expired. This prospectus includes the 700,000 shares of common stock underlying the warrants.

The seventh transaction involves the issuance of 75,000 shares of Class A Common Stock in September 2005 to The Ashcroft Group, LLC as payment for consulting services.

The eighth transaction involves the issuance of warrants to purchase a total of 1,150,000 shares of Class A Common Stock at an exercise price of $0.50 to a group of private investors in November 2005. The warrants were granted to the investors in consideration for exercising warrants in November 2005, which otherwise would have expired, at an exercise price of $0.50, which was above the current market price. The original exercised warrants were issued in October through December 2002 in connection with a private offering completed in December 2002. This prospectus includes the 1,150,000 shares of common stock underlying the warrants.

The ninth transaction involves the issuance of Class A Common Stock and warrants to purchase additional shares of Class A Common Stock in connection with a private offering to Whalehaven Capital, LP completed in January 2006. The offering was comprised of units sold at a price of $0.60 per unit, each unit consisting of one share of Class A Common Stock and a warrant to purchase one-half share of Class A Common Stock. A total of 1,500,000 shares of Class A Common Stock were issued in exchange for $900,000, or $0.60 per share. In addition, three-year warrants to purchase a total of 802,500 shares of our Class A Common Stock at an exercise price of $0.85 per share were issued by us as follows: warrants to purchase 750,000 shares were issued to Whalehaven Capital, LP, warrants to purchase 21,000 shares were issued to Midtown Partners & Co., LLC., and warrants to purchase 31,500 shares were issued to J. Rory Rohan. This prospectus includes all shares and warrants issued under the private offering. The agreement pertaining to this transaction was filed as Exhibit 99.1 to our Form 8-K filed with the SEC on January 17, 2006.

                                 USE OF PROCEEDS


All of the shares of Class A Common Stock being offered under this prospectus are offered by the selling shareholders, which term includes their transferees, pledgees or donees or other successors in interest. The proceeds from the sale of the Class A Common Stock are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of Class A Common Stock by the selling shareholders. However, if shares to be sold by the selling shareholders are first to be acquired by them through exercise of warrants to purchase shares of Class A Common Stock as described in the previous section (See "Issuance of Securities to Selling Shareholders"), then we would have received the proceeds required for the exercise of the warrants previously, or contemporaneously to the selling shareholders' sale of such stock. Such proceeds, when and if received, would be utilized by the Company for general working capital.

                              PLAN OF DISTRIBUTION

The shares of Class A Common Stock covered by this prospectus and, if applicable, any prospectus supplements may be offered and sold from time to time in one or more transactions by the selling stockholders, which term includes their transferees, pledgees or donees or other successors in interest. These transactions may involve crosses or block transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of Class A Common Stock may be sold by one or more of the following means of distribution:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o    privately negotiated transactions;

o    short sales;

o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o    a combination of any such methods of sale; and

o    any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares. In addition, under the securities laws of certain states, the shares of common stock may be sold in these states only through registered or licensed brokers or dealers.

We may suspend the effectiveness of the registration statement and, upon receipt of written notice from us, the selling stockholders shall cease using this prospectus if at any time we determine, in our reasonable judgment and in good faith, that sales of shares of common stock pursuant to the registration statement or this prospectus would require public disclosure by us of material nonpublic information that is not included in the registration statement and that immediate disclosure of such information would be detrimental to us.

If we suspend the effectiveness of the registration statement, we shall use our reasonable best efforts to amend the registration statement and/or amend or supplement the related prospectus if necessary and to take all other actions necessary to allow any proposed sales by the selling stockholders to take place as promptly as possible, subject, however, to our right to delay further sales of shares of common stock until the conditions or circumstances referred to above have ceased to exist or have been disclosed. We agreed with the selling stockholders that our right to delay sales of shares of common stock held by the selling stockholders will not be exercised by us more than twice in any twelve month period and will not exceed 60 days as to any single delay in any twelve month period.

We cannot assure you that the selling stockholders will sell all or any of the common stock offered under the registration statement or any amendment of it.

                                SELLING STOCKHOLDERS

The following table sets forth certain information, received through January 19, 2006, with respect to the number of shares of our Class A Common Stock beneficially owned by each selling stockholder. The information set forth below is based on information provided by or on behalf of the selling stockholders and, with regard to the beneficial holdings of the selling stockholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares.

Except as otherwise described below, no selling stockholder, to our knowledge, held beneficially one percent or more of our outstanding Class A Common Stock as of the date of this prospectus. Because the selling stockholders may offer all, some or none of the shares of our Class A Common Stock listed below, no estimate can be given as to the amount or percentage of our Class A Common Stock that will be held by the selling stockholders upon termination of any of the sales.

Except as indicated below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities or the securities of our predecessors. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

The shares of Class A Common Stock offered by this prospectus may be offered from time to time by the selling stockholders named below:

                                                        SHARES OF CLASS A COMMON STOCK
                                                         OFFERED BY THIS PROSPECTUS

                                                        AND RIGHTS ATTACHED THERETO (2)

                                      SHARES
                                     OF CLASS A                  Shares
         NAMES                        COMMON                   Available      Shares
          AND                         STOCK        Shares of       By        Available
      ADDRESSES OF                 BENEFICIALLY     Class A    Conversion       By
      THE SELLING                     OWNED          Common        of        Exercise    Total
      STOCKHOLDERS                 PRIOR TO THE      Stock     Preferred        Of       Shares
                                   OFFERING (1)    Available     Stock       Warrants
-------------------------------------------------------------------------------------------------

Anderson Family Trust  (3)           4,156,863            0      339,219       575,000    914,219
11804 N. Sundown Drive

Scottsdale, AZ  85260


AeroScout, Inc. (4)
901 Mariners Island Blvd.

Suite 725
San Mateo, CA  94404                   900,000      400,000            0       500,000    900,000

John S. Anderson
15249 Abierto Drive
Rancho Murieta, CA  95683              162,500            0            0        62,500     62,500

David J. and Julie R. Dickerson
11804 N. Sundown Drive
Scottsdale, AZ  85260                  385,565            0       34,065        62,500     96,565

Paul D. Anderson
1180 Luane Circle
Prescott, AZ  86305                    326,565            0       34,065        62,500     96,565

David P. & Heidi J. Anderson
Family Trust Dated 12/8/04
4620 N. 68th Street #164
Scottsdale, AZ  85251                  364,165            0       34,065        62,500     96,565


Programmed Land, Inc.  (5)
9414 E. San Salvador Drive

Suite 99
Scottsdale, AZ  85258                2,585,584            0      272,484       500,000    772,484


Robert R. Kauffman  (6)
15575 N. 83rd Way, Suite 3

Scottsdale, AZ  85260                5,303,661            0      394,161       107,500    501,661

                                                        SHARES OF CLASS A COMMON STOCK
                                                         OFFERED BY THIS PROSPECTUS

                                                        AND RIGHTS ATTACHED THERETO (2)


                                      SHARES
                                     OF CLASS A                   Shares
               NAMES                   COMMON                   Available      Shares
                AND                    STOCK        Shares of       By        Available
            ADDRESSES OF            BENEFICIALLY     Class A    Conversion       By
            THE SELLING                OWNED          Common        of        Exercise    Total
            STOCKHOLDERS            PRIOR TO THE      Stock     Preferred        Of       Shares
                                    OFFERING (1)    Available     Stock       Warrants
-------------------------------------------------------------------------------------------------
The Lee Adams Trust
4012 E. Elm Street
Phoenix, AZ  85018                     102,500            0            0        37,500     37,500


Rhino Fund LLLP  (7)
32065 Castle Court, Suite 100

Evergreen, CO  80439                 1,765,206            0      205,206       255,000    460,206


Heartland Systems Co.  (8)
939 Office Park Road, Suite 120

West Des Moines, IA  50265           1,574,173            0      184,173       230,000    414,173


M. Jamil Akhtar, M.D. (9)
215 S. Power Road, Suite 103

Mesa, AZ  85206                      1,405,996            0       32,656             0     32,656


Harold S. Carpenter  (10)
939 Office Park Road, Suite 120

West Des Moines, IA  50265           1,364,836            0      134,295       100,000    234,295


James T. Hecker  (11)
32065 Castle Court, Suite 100

Evergreen, CO  80439                   345,871            0        4,149             0      4,149

James T. Hecker - IRA
32065 Castle Court, Suite 100
Evergreen, CO  80439                    86,343            0        9,807             0      9,807


John A. Carlson  (12)
15575 N. 83rd Way, Suite 3

Scottsdale, AZ  85260                1,718,386            0       55,242        25,000     80,242

John A. Carlson, IRA
15575 N. 83rd Way, Suite 3
Scottsdale, AZ  85260                  110,283            0       12,783             0     12,783


Thomas C. LaVoy  (13)
29555 N. 69th Place

Scottsdale, AZ  85262                  468,045            0       26,985             0     26,985


Steven P. & Catherine A. Oman (14)
10446 N. 74th Street, Suite 130

Scottsdale, AZ  85258                  332,887            0        7,887             0      7,887


Lincoln Trust Co., Custodian
FBO Greg M. Oester (15)
11878 N. 114th Way

Scottsdale, AZ  85259                1,315,208            0        7,320             0      7,320

                                                        SHARES OF CLASS A COMMON STOCK
                                                          OFFERED BY THIS PROSPECTUS

                                                        AND RIGHTS ATTACHED THERETO (2)


                                      SHARES
                                     OF CLASS A                   Shares
               NAMES                   COMMON                   Available      Shares
                AND                    STOCK        Shares of       By        Available
            ADDRESSES OF            BENEFICIALLY     Class A    Conversion       By
            THE SELLING                OWNED          Common        of        Exercise    Total
            STOCKHOLDERS            PRIOR TO THE      Stock     Preferred        Of       Shares
                                    OFFERING (1)    Available     Stock       Warrants
-------------------------------------------------------------------------------------------------

Thomas E. Burns, III, Inc. Employe
Bene Tr dtd 8-1-83
25097 Champlain Road
Laguna Hills, CA  92653                 77,394            0       15,483             0     15,483

Thomas E. Burns, III
Revocable Living Trst dtd 9-26-98
25097 Champlain Road
Laguna Hills, CA  92653                109,806            0       21,717             0     21,717


Vertical Ventures, LLC  (16)
641 Lexington Avenue, 26th Floor

New York, NY  10022                    280,000            0            0       140,000    140,000


Omicron Master Trust  (17)
810 Seventh Avenue, 39th Floor

New York, NY  10019                    690,000            0            0       230,000    230,000


Cranshire Capital, LP  (18)
666 Dundee Road, Suite 1901

Northbrook, IL  60062                  490,856            0            0       230,000    230,000


Iroquois Capital  (19)
641 Lexington Avenue, 26th Floor

New York, NY  10022                    200,000            0            0       100,000    100,000


The Ashcroft Group, LLC (20)
1399 New York Avenue, NW

Suite 925
Washington, D.C.  20005                 75,000       75,000            0             0     75,000

Whalehaven Capital Fund Limited
3rd Floor, 14 Par-La-Ville Road

Hamilton HM08 Bermuda  (21)          2,250,000    1,500,000            0       750,000  2,250,000


J. Rory  Rohan
405 Lexington Avenue
26th Floor
New York, NY  10174                     31,500            0            0        31,500     31,500


Midtown Partners & Co., LLC (22)
4902 Eisenhower Blvd.

Suite 185
Tampa, FL  33634                        21,000            0            0        21,000     21,000
                                                  -----------------------------------------------
TOTALS                                            1,975,000    1,825,762     4,082,500  7,883,262
                                                  ===============================================

---------------------------------

(1) The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days of the date set forth in the applicable footnote through the conversion of a security or the exercise of any stock option or other right. Percentage ownership indicated in the footnotes below is based on 40,142,607 Common Equivalent shares outstanding, which is comprised of 30,395,227 shares of Class A Common Stock, 8,841,384 shares of Series A Preferred Stock, and 905,996 shares of Series B Preferred Stock as of January 19, 2006.


(2) Each share of Class A Common Stock being registered in this Prospectus also has a Right attached to it under the Shareholder Rights Plan (described on page 20). Those Rights are also being registered in this Prospectus.

(3) Donald E. and Rebecca E Anderson, who have beneficial ownership of all of the outstanding shares of the Anderson Family Trust, have beneficial ownership of 16.71% of the Company. This includes shares owned by Programmed Land, Inc., which are also offered under this prospectus and are beneficially owned by the Andersons, and shares owned directly by Mr. Anderson. Mr. Anderson is a director of the Company.

(4) AeroScout, Inc. is the beneficial owner of 2.21% of the Company. Yuval Bar Gil, CEO of AeroScout, Inc. holds voting and dispositive powers over the shares of the Company's stock owned by AeroScout, Inc.

(5) Donald E. and Rebecca E. Anderson have beneficial ownership of all of the outstanding shares of Programmed Land, Inc., and therefore are the beneficial owners of these shares. See footnote 2 above.

(6) Robert R. Kauffman is the beneficial owner of these shares. Mr. Kauffman is the Chief Executive Officer and a director of the Company. Mr. Kauffman has beneficial ownership of 12.34% of the Company.

(7) The Rhino Fund, LLLP beneficially owns 4.37% of the Company's Class A Common Stock. MacDonald Hawley, president of Rhino Capital, Inc, the fund manager, holds voting and dispositive powers over the shares of the Company's stock owned by The Rhino Fund, LLLP.

(8) Heartland Systems Co. is the beneficial owner of 3.37% of the Company's Class A Common Stock. Leanna Hansch, Treasurer, holds voting and dispositive powers over the shares of the Company's stock owned by Heartland Systems Co.

(9) Dr. Akhtar is the beneficial owner of 3.46% of the Company. Dr. Akhtar is the sole owner of the Company's Series B Preferred Stock.

(10) Harold S. Carpenter is a director of the Company and is the beneficial owner of 3.37% of the Company's Class A Common Stock. Mr. Carpenter is an officer of Heartland Systems Co., whose shares are also offered under this prospectus; however, Mr. Carpenter disclaims beneficial ownership of the Heartland Systems Co. shares.

(11) James T. Hecker is the beneficial owner of these shares, as well as the beneficial owner of shares held by his IRA, which are also offered under this prospectus. Mr. Hecker is a director of the Company, and has beneficial ownership of 1.07% of the Company. Mr. Hecker is the treasurer and general counsel for Rhino Capital Incorporated, which controls The Rhino Fund, whose shares are also offered under this prospectus; however, Mr. Hecker disclaims beneficial ownership of The Rhino Fund shares.

(12) John A. Carlson is the beneficial owner of these shares, as well as the beneficial owner of shares held by his IRA, which are also offered under this prospectus. Mr. Carlson is the Chief Financial Officer and a director of the Company. Mr. Carlson has beneficial ownership of 4.42% of the Company.

(13) Thomas C. LaVoy is a director of the Company and has a beneficial ownership of 1.16% of the Company.

(14) Steven P. Oman is a director of the Company and has a beneficial ownership of 0.82% of the Company.

(15) Greg M. Oester, who is an officer of the Company's wholly owned subsidiary, Alanco/TSI PRISM, Inc., is the beneficial owner of these shares. Mr. Oester has beneficial ownership of 3.18% of the Company.

(16) Vertical Ventures, LLC is the beneficial owner of 0.69% of the Company's Class A Common Stock. Joshua Silverman has voting control and investment decision over securities held by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the shares held by Vertical Ventures, LLC.

(17) Omicron Master Trust is the beneficial owner of 1.70% of the Company's Class A Common Stock. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of June 1, 2004, Mr. Olivier H. Morali and Mr. Bruce
         T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G controls Omicron and Winchester.

(18) Cranshire Capital, LP is the beneficial owner of 1.21% of the Company's Class A Common Stock. Mitchell Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, LP, has voting control and investment decision over securities held by Cranshire Capital, LP. Mr. Kopin disclaims beneficial ownership of the shares held by Cranshire Capital, LP.

(19) Iroquois Capital is the beneficial owner of 0.50% of the Company's Class A Common Stock. Joshua Silverman has voting control and investment decision over securities held by Iroquois Capital. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital.

(20) The Ashcroft Group is the beneficial owner of 0.19% of the Company's Class A Common Stock. John Ashcroft and David Ayres equally share voting control and investment decision over securities held by The Ashcroft Group.

(21) Whalehaven Capital Fund Limited is the beneficial owner of 5.50% of the Company's Class A Common Stock. Michael Finkelstein has voting control and investment decision over securities held by Whalehaven Capital Fund Limited. Mr. Finkelstein disclaims beneficial ownership of the shares held by Whalehaven Capital Fund Limited.

(22) Midtown Partners & Co., LLC is the beneficial owner of 0.05% of the Company's Class A Common Stock. Bruce Jordan, President of Midtown Partners & Co., LLC, has voting control and investment decision over securities held by Midtown Partners & Co., LLC. Mr. Jordan disclaims beneficial ownership of the shares held by Midtown Partners & Co., LLC.


                            DESCRIPTION OF SECURITIES

Our authorized capital consists of 75,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock, and 25,000,000 shares of preferred stock. The preferred stock is issuable in series with such designation, preferences, voting rights, privileges, and other restrictions and qualifications as our Board of Directors may establish in accordance with Arizona law. There were 30,395,227 shares of Class A Common Stock outstanding, and no shares of Class B Common Stock issued and outstanding as of January 19, 2006. There were 2,947,128 shares of Series A Convertible Preferred Stock outstanding and 69,692 shares of Series B Convertible Preferred Stock outstanding as of January 19, 2006. Shares of the Series A Convertible Preferred Stock are convertible into shares of Class A Common Stock at a rate of three shares of Class A Common Stock for every one share of Series A Convertible Preferred Stock. Shares of the Series B Convertible Preferred Stock are convertible into shares of Class A Common Stock at a rate of thirteen shares of Class A Common Stock for every one share of Series B Convertible Preferred Stock. As of January 19, 2006, options to purchase 9,500,000 shares of Class A Common Stock were outstanding, and the weighted average exercise price of such options was $0.82. In addition, as of January 19, 2006, the Company had 5,807,500 warrants to purchase Class A Common Stock outstanding, and the weighted average exercise price of such warrants was $0.97. Our Class A Common Stock is traded on the NASDAQ Capital Market under the symbol "ALAN". No other securities of the Company are currently traded on any market.

Common Stock

Holders of shares of our Class A Common Stock are entitled to one vote per share on all matters to be voted on by our shareholders. Holders of shares of Class B Common Stock are entitled to one-one hundredth of one vote per share of Class B Common Stock on all matters to be voted on by our shareholders. Our Class A Common Stock and our Class B Common Stock have cumulative voting rights with respect to the election of directors. Our bylaws require that only a majority of the issued and outstanding voting shares of common stock need be represented to constitute a quorum and to transact business at a shareholders' meeting.

Subject to the dividend rights of the holders of preferred stock, if applicable, holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available.

Upon our liquidation, dissolution or winding up, after payment of creditors and holders of any of our senior securities, including preferred stock, our assets will be divided pro rata on a per share basis among the holders of the shares of common stock. Our common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors is authorized to issue preferred stock in one or more series and denominations and to fix the rights, preferences, privileges, and restrictions, including dividend, conversion, voting, redemption, liquidation rights or preferences, and the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change of control of our company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock.

Our Board of Directors has previously authorized the issuance of a series of preferred stock referred to as Series B Convertible Preferred Stock. Without the affirmative vote of a majority of the holders of the Series B Preferred Stock, we may not amend, alter or repeal any of the provisions of our articles of incorporation or articles of designation for the Series B Convertible Preferred Stock. We also need the affirmative vote of a majority of the holders of the Series B Convertible Preferred Stock if we want to authorize any reclassification of the Series B Convertible Preferred Stock that would adversely affect the preferences, special rights or privileges or voting power of the Series B Convertible Preferred Stock. We may not create or issue any class of stock ranking prior to the Series B Convertible Preferred Stock as to dividends or distribution of assets, or create or issue any shares of any series of the authorized preferred stock ranking prior to the Series B Convertible Preferred Stock's rights to dividends or distribution on liquidation. The Series B Convertible Preferred Stock shall have voting rights as if converted into Class A Common Stock.

Our Board of Directors has also authorized the issuance of a series of preferred stock referred to as Series A Convertible Preferred Stock. Without the affirmative vote of a majority of the holders of the Series A Preferred Stock, we may not amend, alter or repeal any of the provisions of our articles of incorporation or articles of designation for the Series A Convertible Preferred Stock. We also need the affirmative vote of a majority of the holders of the Series A Convertible Preferred Stock if we want to authorize any reclassification of the Series A Convertible Preferred Stock that would adversely affect the preferences, special rights or privileges or voting power of the Series A Convertible Preferred Stock. We may not create or issue any class of stock ranking prior to the Series A Convertible Preferred Stock (other than the existing Series B Convertible Preferred Stock) as to dividends or distribution of assets, or create or issue any shares of any series of the authorized preferred stock ranking prior to the Series A Convertible Preferred Stock's rights to dividends or distribution on liquidation. The Series A Convertible Preferred Stock shall have voting rights as if converted into Class A Common Stock.

Arizona Corporate Takeover Act and Certain Charter Provisions

We are subject to the provisions of the Arizona Corporate Takeover Act. The Arizona Corporate Takeover Act and certain provisions of our articles of incorporation and bylaws, as summarized in the following paragraphs, may have the effect of discouraging, delaying, or preventing hostile takeovers (including those that might result in a premium over the market price of our common stock), or discouraging, delaying, or preventing changes in control or management of our company.

Arizona Corporate Takeover Act

Article 1 of the Arizona Corporate Takeover Act is intended to restrict "greenmail" attempts by prohibiting us from purchasing any shares of our capital stock from any beneficial owner of more than 5% of the voting power of our company at a per share price in excess of the average market price during the 30 trading days prior to the purchase, unless

     o the 5% owner has beneficially owned the shares to be purchased for a period of at least three years prior to the purchase;

     o a majority of our shareholders (excluding the 5% owner, its affiliates or associates, and any officer or director of our company) approves the purchase; or

     o we make the offer available to all holders of shares of our capital stock.

Article 2 of the Arizona Corporate Takeover Act is intended to discourage the direct or indirect acquisition by any person of beneficial ownership of our shares (other than an acquisition of shares from us) that would constitute a control share acquisition. A "control share acquisition" is defined as an acquisition of shares by any person, when added to other shares of our company beneficially owned by such person, immediately after the acquisition entitles such person to exercise or direct the exercise of

     o   at least 20% but less than 33 1/3%;

     o   at least 33 1/3% but less than or equal to 50%; or

     o   more than 50% of the voting power of our capital stock.

The Arizona Corporate Takeover Act (1) gives our shareholders other than any person that makes or proposes to make a control share acquisition or our company's directors and officers the right to limit the voting power of the shares acquired by the acquiring person that exceed the threshold voting ranges described above, other than in the election of directors, and (2) gives us the right to redeem such shares from the acquiring person at a price equal to their fair market value under certain circumstances.

Article 3 of the Arizona Corporate Takeover Act is intended to discourage us from entering into certain mergers, consolidations, share exchanges, sales or other dispositions of our assets, liquidation or dissolution of our company, reclassification of securities, stock dividends, stock splits, or other distribution of shares, and certain other transactions with any interested shareholder (as defined in the takeover act) or any of the interested shareholder's affiliates for a period of three years after the date that the interested shareholder first acquired the shares of common stock that qualify such person as an interested shareholder, unless either the business combination or the interested shareholder's acquisition of shares is approved by a committee of our Board of Directors (comprised of disinterested directors or other persons) prior to the date on which the interested shareholder first acquired the shares that qualify such person as an interested shareholder. In addition,
Article 3 prohibits us from engaging in any business combination with an interested shareholder or any of the interested shareholder's affiliates after such three-year period unless:

     o the business combination or acquisition of shares by the interested shareholder was approved by our Board of Directors prior to the date on which the interested shareholder acquired the shares that qualified such person as an interested shareholder;

     o   the business combination is approved by our shareholders
         (excluding the interested person or any of its affiliates) at a meeting called after such three-year period; or

     o the business combination satisfies each of certain statutory requirements.

Article 3 defines an "interested shareholder" as any person (other than us and our subsidiaries) that either (a) beneficially owns 10% or more of the voting power of our outstanding shares, or (b) is an affiliate or associate of our company and who, at any time within the three-year period preceding the transaction, was the beneficial owner of 10% or more of the voting power of our outstanding shares.


Certain Charter Provisions

In addition to the provisions of the Arizona Corporate Takeover Act described above, our articles of incorporation and bylaws contain a number of provisions relating to corporate governance and the rights of shareholders. These provisions include the following:

     o the authority of our Board of Directors to fill vacancies on the Board of Directors;

     o the authority of our Board of Directors to issue preferred stock in series with such voting rights and other powers as our Board of Directors may determine;

     o a provision that, unless otherwise prohibited by law, special meetings of the shareholders may be called only by our Board of Directors, or by holders of not fewer than 10% of all shares entitled to vote at the meeting; and

     o a provision for cumulative voting in the election of directors, pursuant to Arizona law.

Shareholder Rights Plan


In addition to the shares of Class A Common Stock included in this Prospectus, we are also registering the Right per our Shareholder Rights Plan attached to each of these shares. The definition of a Right, as well as a description of our Shareholder Rights Plan, follows.


We have established a shareholder rights plan under which each share of common stock presently outstanding or which is issued hereafter prior to the "distribution date," defined below, is granted one preferred share purchase right, or a right, and each share of Series A or Series B preferred stock presently outstanding or hereafter issued prior to the distribution date, which is convertible into common stock of the Company, is granted such number of rights equal to the number of common shares such preferred stock is convertible in to. Each right entitles the registered holder to purchase from us one one-hundredth (1/100th) of a share of the series C junior participating preferred stock of the Company at a price of $25.00 per 1/100th of a series C preferred share, subject to adjustment in the event of stock dividends and similar events occurring prior to the distribution date. Each 1/100th of a series C preferred share would have voting, dividend and liquidation rights which are the approximate equivalent of one share of Class A common stock.

The rights are not exercisable until the distribution date, which is the earlier to occur of (i) 10 days following the date, or the stock acquisition date, of a public announcement that a person or group, or an acquiring person, has acquired beneficial ownership, of 25% or more of the outstanding common stock of the Company, or (ii) 10 business days, unless extended by our board, following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding common stock.

Until the distribution date, the rights will be transferred with and only with the common stock or the preferred stock, and the surrender for transfer of any certificate for common stock or preferred stock will also constitute the transfer of the rights associated with the shares represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock and preferred stock as of the close of business on the distribution date, and the rights will then become separately tradable.

In the event that any person or group becomes the beneficial owner of 25% or more of the outstanding shares of common stock, other than pursuant to a tender or exchange offer for all outstanding shares of common stock at a price and on terms determined by a majority of our board who are not representatives, affiliates or associates of an acquiring person, to be at a price which is fair to our shareholders and otherwise in the best interests of our Company and our shareholders, each holder of a right, other than rights beneficially owned by, or in certain circumstances acquired from, the acquiring person or its associates or affiliates, which will be void, will thereafter have the right to receive upon exercise that number of shares of common stock, or, in certain circumstances, cash, property or other securities of our Company, having a value equal to two times the exercise price of the right. However, the rights are not exercisable following any such event until such time as the rights are no longer redeemable by us as set forth below.

In the event that after the stock acquisition date, (i) we engage in a merger or consolidation in which we are not the surviving corporation or in which shares of our common stock are converted or exchanged, other than a transaction pursuant to a qualifying offer, or (ii) 50% or more of the Company's consolidated assets or earning power are sold or transferred, proper provision will be made so that each holder of a right, other than rights which have previously been voided as set forth above, will thereafter have the right to receive, upon exercise of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after a person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board may exchange the rights, other than rights owned by such person or group, which have become void, in whole or in part, at an exchange ratio of one share of common stock, or 1/100th of a series C junior participating preferred share, into a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per right, subject to adjustment.

At any time until 10 days following the stock acquisition date, our board may redeem the rights in whole, but not in part, at a redemption price of $.001 per right, subject to adjustment.

Prior to the distribution date, the terms of the rights may without the consent of the holders of the rights be amended by our board in any respect whatever, except for an amendment that would change the redemption price, the exercise price of the rights, the number of 1/100ths of a series C preferred share purchasable upon exercise of the rights or the final expiration date of the rights. After the distribution date, our board may amend the rights agreement to cure any ambiguity or inconsistency, to make changes which do not adversely affect the interests of holders of rights, excluding the interest of any acquiring person, or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the rights are not redeemable. The rights will expire on June 30, 2014, unless the rights are earlier redeemed by us as described above.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Computershare Trust Company, 350 Indiana Street, Suite 800, Golden, Colorado 80401.

                                  LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the Class A Common Stock offered hereby will be passed upon by The Law Office of Steven P. Oman, P.C., Scottsdale, Arizona. Said firm, and Steven P. Oman, owned, as of the date of this prospectus, an aggregate of 332,887 shares of our Class A Common Stock on an as-converted basis. Additionally, Steven P. Oman, Esq. is a director of our company and serves as our general counsel.

Lawyers and employees of The Law Office of Steven P. Oman, P.C. and entities controlled by lawyers at The Law Office of Steven P. Oman, P.C. may engage in transactions in the open market or otherwise to purchase or sell our securities from time to time.

The Company is a party to litigation which is more fully described in our Form 10-QSB for the quarter ended September 30, 2005, filed with the SEC on November 14, 2005, and our Form 10-KSB for the fiscal year ending June 30, 2005, filed with the SEC on September 28, 2005.

                                     EXPERTS

The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 have been audited by Semple & Cooper, LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 which was filed with the Securities and Exchange Commission. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement. We have omitted from this prospectus some parts of the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

                     INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus and any subsequent prospectus supplements, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. The information incorporated by reference is an important part of this prospectus and any subsequent prospectus supplements. Information that we file subsequently with the SEC, but prior to the termination of this offering, will automatically update this prospectus and any outstanding prospectus supplements and supersede this information. We incorporate by reference the documents listed below and amendments to them. These documents and their amendments were previously filed with the SEC.

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

1. The description of our Class A Common Stock set forth in our registration statement on Form 10/A filed with the SEC on March 27, 1981, and any subsequent amendment or report filed for the purpose of updating this description.

2. Our Proxy Statement for our Annual Meeting of Shareholders held on December 22, 2003, filed with the SEC on November 7, 2003.

3. Our annual report on Form 10-KSB for the fiscal year ended June 30, 2005, including our audited consolidated financial statements for the fiscal year ended June 30, 2005 attached thereto, filed with the SEC on September 28, 2005.

4. Our quarterly report on Form 10-QSB for the quarter ended September 30, 2005, filed with the SEC on November 14, 2005.

5. Our Proxy Statement for our Annual Meeting of Shareholders to be held on January 20, 2006, filed with the SEC on December 9, 2005.

6. Our Form 8-K filed with the SEC on January 19, 2006.

We also are incorporating by reference in this prospectus and any subsequent prospectus supplements all reports and other documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of common stock. These reports and documents will be incorporated by reference in and considered to be a part of this prospectus and any subsequent prospectus supplements as of the date of filing of such reports and documents.

Upon request, whether written or oral, we will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, a copy of any or all of the information that has been or may be incorporated by reference in this prospectus or any prospectus supplements but not delivered with the prospectus or any subsequent prospectus supplements. You should direct any requests for this information to the office of the Secretary, at our principal executive offices, located at 15575 North 83rd Way, Suite 3, Scottsdale, AZ 85260. The telephone number at that address is (480) 607-1010.

Any statement contained in a document which is incorporated by reference in this prospectus or in any subsequent prospectus supplements will be modified or superseded for purposes of this prospectus or any subsequent prospectus supplements to the extent that a statement contained in this prospectus or incorporated by reference in this prospectus or in any prospectus supplements or in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus or in any subsequent prospectus supplements modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any subsequent prospectus supplements. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. The securities offered in this prospectus may only be offered in states where the offer is permitted, and we and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14. Other Expenses of Issuance and Distribution.


The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by us in connection with the issuance and distribution of the securities being registered. None of the following expenses will be borne by the selling stockholders unless specifically indicated below.

     Registration fee                         $     548

     Printing expenses*                       $     200

     Accounting fees and expenses*            $   1,000

     Legal fees and expenses*                 $   1,000

     Miscellaneous*                           $     500

                                                -----------

Total*                                        $   3,248
* Estimated

Item 15. Indemnification of Directors and Officers.

The General Corporation Law of the State of Arizona allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:


     o the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

     o the person actually received an improper personal benefit in money, property or services; or

     o in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Under Arizona law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

     o by the Board of Directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the Board of Directors designated to act in the matter;

     o by special legal counsel selected by the board or board committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire board; or

     o   by the stockholders.

If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.


An Arizona corporation may pay, before final disposition, the expenses, including attorneys' fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Arizona law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Arizona law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. An Arizona corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.


Under Arizona law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any articles of incorporation, bylaw, agreement, vote of stockholders, vote of directors or otherwise.


Our bylaws provide that we shall indemnify each director, officer or employee

     o to the fullest extent permitted by the General Corporation Law of the State of Arizona, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was at any time serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan; and

     o to the fullest extent permitted by the common law and by any statutory provision other than the General Corporation Law of the State of Arizona in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was at any time a director, officer or employee of the corporation, or is or was at any time serving at the request of the corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan.

Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.


In addition to the general indemnification described above, Arizona law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:

     o to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received; or

     o to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

We have adopted, in our articles of incorporation, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Arizona.

Item 16. Exhibits.

   EXHIBIT
   NUMBER    DESCRIPTION OF EXHIBIT

      5     Opinion of Law Office of Steven P. Oman, P.C.

     23.1   Consent of Law Office of Steven P.Oman, P.C.(included in Exhibit 5).

     23.2   Consent of Semple & Cooper, LLP, Independent Auditors.

     24.1 Power of Attorney. Located following signature page of this Registration Statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (A) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on January 19, 2006.


                                         ALANCO TECHNOLOGIES, INC.
                                         an Arizona corporation


                                         By:   /s/ Robert R. Kauffman
                                               Robert R. Kauffman
                                               Chief Executive Officer
                                               (Principal Executive Officer)

POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints jointly and severally, Robert R. Kauffman and John A. Carlson, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to sign any registration statement and amendments thereto for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

      Signature                            Title                                Date



 /s/ Robert R. Kauffman     Chief Executive Officer (Principal Executive
 ----------------------     Officer), Director and Chairman of the Board     January 19, 2006
  Robert R. Kauffman

 /s/ John A. Carlson        Chief Financial Officer (Principal Financial
 -------------------        Officer and Principal Accounting Officer) and
 John A. Carlson            Director                                         January 19, 2006

 /s/ Harold S. Carpenter
------------------------
 Harold S. Carpenter        Director                                         January 19, 2006


 /s/ Donald E. Anderson
-----------------------
 Donald E. Anderson         Director                                         January 19, 2006

 /s/ James T. Hecker                                                         January 19, 2006
 -------------------
 James T. Hecker            Director

 /s/ Thomas C. LaVoy
--------------------
 Thomas C. LaVoy            Director                                         January 19, 2006

 /s/ Steven P. Oman
-------------------
 Steven P. Oman             Director                                         January 19, 2006


                                  Law Office of
                              STEVEN P. OMAN, P.C.

                           Gold Dust Corporate Center
                         10446 N. 74th Street, Suite 130
Telephone: (480) 348-1470                            Scottsdale, Arizona 85258
Facsimile: (480) 348-1471
                                                     e-mail: soman@omanlaw.net


February 16, 2006

Alanco Technologies, Inc.
15575 N. 83rd Way, Suite 3
Scottsdale, Arizona 85260

Re: Registration Statement on Form S-3

Gentlemen:


We have acted as counsel to Alanco Technologies, Inc. (the "Company") in connection with the registration by the Company of 7,883,262 shares of its Class A Common Stock (the "Shares") that may be offered and sold by certain stockholders of the Company from time to time and the Rights attached to said common stock pursuant to the Company's Shareholder Rights Plan. We have assisted the Company in the preparation of a Registration Statement on Form S-3 (the "Registration Statement") filed on the date hereof by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"). This opinion is provided pursuant to the requirements of Item 16 of Form S-3 and Item 601(b) (5) of Regulation S-B.

In connection with the foregoing, we have examined, among other things, the Registration Statement and certified copies of the Company's Second Restated Articles of Incorporation, the Company's Bylaws, as amended, Resolutions of the Company's Board of Directors, the Company's Shareholder Rights Plan, and such other documents, including copies of documents containing description of the rights, privileges and liabilities of the Preferred Stock of the Company and warrant agreements.


In connection with our review, we have assumed: (i) the genuineness of all signatures; (ii) the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies; and (iii) the proper issuance and accuracy of certificates of officers and agents of the Company and public officials.


Based on the foregoing, we are of the opinion that (i) 1,975,000 of the Shares issued as of the date of this letter were validly issued, fully paid and nonassessable at the time of their issuance, and (ii) when 5,908,262 Shares are issued out of the Company's duly authorized Class A Common Stock upon conversion of the Preferred Stock of the Company as permitted thereby, or upon exercise of, and pursuant to the provisions of, the existing warrant agreements and the Company has received the consideration therefor in accordance with the terms of the warrant agreements, the Shares so issued will be validly issued, fully paid and non-assessable. In addition, we are of the opinion that the Rights attached to the Shares pursuant to the Company's Shareholder Rights Plan represent valid and binding obligations of the Company in accordance with the Company's Shareholder Rights Plan.


This opinion is limited to the corporate laws of the State of Arizona, including its constitution and judicial interpretations, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. This opinion is rendered as of the date hereof to be effective as of the effective date of the Registration Statement, and we undertake no obligation to advise you of any changes in applicable law or other matters that may come to our attention after said effective date.

We hereby consent to be named in the Registration Statement under the heading "Legal Matters" as attorneys who passed upon the validity of the Shares and to the filing of a copy of this opinion as Exhibit 5 to the Registration Statement.

                                  Very truly yours,

                                  LAW OFFICE OF STEVEN P. OMAN, P.C.

                                  By:  /s/ Steven P. Oman
                                  -----------------------
                                  Steven P. Oman

               Consent of Independent Certified Public Accountants


Alanco Technologies, Inc. and Subsidiaries


As independent certified public accountants, we hereby consent to the incorporation by reference in the S-3 registration statement of our report dated September 1, 2005, included in the Company's Form 10-KSB for the year ended June 30, 2005, and to all references to our firm included in this registration statement.



                                       /S/ SEMPLE & COOPER, LLP




Phoenix, Arizona
February 21, 2006